EXHIBIT 99 (a)(x)

   Unifi, Inc. Announces Conclusion of Its 'Dutch Auction' Tender Offer

   GREENSBORO, N.C., Dec. 24 /PRNewswire/ -- Unifi, Inc. (NYSE: UFI) today announced the conclusion of its "Dutch Auction" tender offer which expired Friday, December 13, 1996 at 5:00 p.m., New York City time.
   The final count by First Union National Bank of North Carolina, depository for the offer, established that 1,755,365 shares were properly tendered and not withdrawn. The Company accepted and purchased at $31 per share all shares properly tendered.
   The shares purchased represent approximately 2.7 percent of the Company's shares of common stock outstanding immediately prior to the offer. After purchasing the shares, the Company has approximately 62.8 million shares of common stock outstanding.
   Unifi announced the tender offer on Wednesday, October 30, 1996 expressing its intentions to purchase up to 6 million shares at a range of $28 to $31 per share.
   The shares of common stock purchased in the "Dutch Auction" are a component of the share repurchase program authorized by the Board of Directors on October 21, 1993 to repurchase up to 15.0 million shares of Unifi's common stock at such prices as Management feels advisable and in the best interest of the Company. Including the purchase of the shares tendered, the Company has acquired approximately 8.0 million shares pursuant to the authorization. The Company intends to continue with its share repurchase program.

SOURCE  Unifi, Inc.
   -0-                      12/24//96
   /CONTACT: Willis C. Moore, Vice President and Chief Financial Officer Unifi, Inc., 910-316-5664/
   (UFI)